SHULMAN
ROGERS
GANDAL
PORDY &
ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Edward M. Hanson, Jr.
David M. Kochanski
Robert B. Canter
Daniel S. Krakower
Kevin P. Kennedy
Nancy P. Regelin
Samuel M. Spiritos+
Martin Levine
Worthington H. Talcott, Jr.+
Fred S. Sommer
Morton A. Faller
Alan S. Tilles
James M. Hoffman
Michael V. Nakamura

Jay M. Eisenberg+
Douglas K. Hirsch
Glenn C. Etelson
Karl J. Protil, Jr.+
Timothy Dugan+
Kim Viti Fiorentino
Sean P. Sherman+
Gregory D. Grant+
Jacob S. Frenkel•
William C. Davis, III
Michael L. Kabik
Scott D. Museles
Michelle R. Curtis•
Michael J. Lichtenstein
Howard J. Ross+
Rebecca Oshoway
Alan B. Sternstein
Michael J. Froehlich
Sandy David Baron
Christine M. Sorge

Jeffrey W. Rubin
Simon M. Nadler
Karl W. Means
[redacted]
07024144
Heather L. Howard+
Hong Suk "Paul" Chung+
Carmen J. Morgan•
Kristin E. Draper•
Heather L. Spurrier•

Melissa G. Bernstein•
John D. Sadler
Marc E. Pasekoff
[redacted] ll
Alexander C. Vincent•
Stacey L. Schwaber•
Deborah A. Klis
Courtney R. Sydnor•+
Jessica O. Hepburn•

Of Counsel
Larry N. Gandal
Jeffrey A. Shane
Richard P. Meyer•
Larry A. Gordon•
David E. Weisman
Lawrence Eisenberg
Deborah L. Moran
Scott D. Field

Special Counsel
Philip R. Hochberg•

Retired
Karl L. Ecker

Maryland and D.C. except as noted:
+ Virginia also • D.C. only
• Maryland only
• D.C. and VA only

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

May 31, 2007

SUPPL

RECEIVED
JUN 04 2007
SEC MAIL PROCESSING SECTION
WASH. D.C. 186

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

PROCESSED
JUN 08 2007
THOMSON FINANCIAL

May 8, 2007	Stock Exchange Announcement – Directorate Change
May 11, 2007	Stock Exchange Announcement – Director Declaration
May 24, 2007	Stock Exchange Announcement – Director Declaration
May 30, 2007	Stock Exchange Announcement – Final Results – Part 1
May 30, 2007	Stock Exchange Announcement – Final Results – Part 2
May 30, 2007	Press Release – Preliminary Statement for Year Ended March 31, 2007
May 30, 2007	Presentation – Interim Results for the Year Ended March 31, 2007

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

Enclosures
cc: Adam Smith, Legal Advisor (w/o enc.)
18031915-114.doc
T: 06207

REG-Electrocomponents Directorate Change

Released: 08/05/2007

RNS Number:2443W
Electrocomponents PLC
08 May 2007

ELECTROCOMPONENTS PLC ("the Company")

A N N O U N C E M E N T

Electrocomponents plc is pleased to announce the appointment of Rupert Soames as a Non-Executive Director. Rupert will join the Board following the Company's Annual General Meeting on 13 July 2007.

Rupert is Group Chief Executive of Aggreko plc, the global leader in the rental of power, temperature control and oil-free compressed air systems. Previously he was Chief Executive of the Banking and Securities Division of Misys PLC and a Non-Executive Director of Baggeridge Brick plc. Chairman Helmut Mamsch commented that, "Aggreko is a high service business with strong international growth and Rupert brings a wealth of relevant experience to the Board, including the critical area of IT".

Nick Temple will be retiring as Non-Executive Director at the Annual General Meeting after 10 years on the Board. "We thank Nick for his valuable contribution, particularly in the field of technology and e-Commerce, which has become a major channel for our business. We wish him well for the future", said Helmut.

Tim Barker will replace Nick Temple as Senior Independent Director.

IAN HASLEGRAVE

Company Secretary

8 May 2007

REG-Electrocomponents Director Declaration

Released: 11/05/2007

RNS Number:4484W
Electrocomponents PLC
11 May 2007

ELECTROCOMPONENTS PLC ("the Company")

Directors' Declaration

Electrocomponents announces pursuant to Listing Rule 9.6.14 that Mr T Barker, a Non-Executive Director, has advised us of his resignation from the Board of Robert Walters plc, a publicly quoted company.

IAN HASLEGRAVE

Company Secretary

11 May 2007

RDNMGGMKMMNGNZM

REG-Electrocomponents Director Declaration

Released: 24/05/2007

RNS Number:2000X
Electrocomponents PLC
24 May 2007

ELECTROCOMPONENTS PLC ("the Company")

Directors' Declaration

Electrocomponents announces pursuant to Listing Rule 9.6.14 that Mr H Mamsch, the Chairman of the Company, has advised us of his resignation today from the Board of LogicaCMG plc, and his forthcoming resignation on 30 June from the Supervisory Board of K + S Aktiengesellschaft, both of which are publicly quoted companies

IAN HASLEGRAVE

Company Secretary

24 May 2007

REG-Electrocomponents Final Results - Part 1

Released: 30/05/2007

RNS Number:3874X
Electrocomponents PLC
30 May 2007

Embargoed to 7:00am, Wednesday 30 May 2007

PRELIMINARY STATEMENT

Electrocomponents plc, the leading international high service distributor of electronic, electrical and industrial supplies, today announces its results for the year ended 31 March 2007.

SUMMARY RESULTS

	2007	2006
Revenue	£877.5m	£828.5m
Profit before tax - headline	£84.4m	£72.8m
Profit before tax - reported	£85.2m	£65.1m
Earnings per share - headline	12.8p	11.2p
Earnings per share - reported	12.9p	10.0p
Dividend per share	18.4p	18.4p

HIGHLIGHTS OF THE YEAR

- Continued strong revenue growth in our International Business of 15% with all regions showing higher growth year on year.
- The UK growing revenue by 2% with the new strategy delivering results.
- e-Commerce growing by 23% and now accounting for 28% of Group revenue.
- The implementation of our EEM strategy is contributing to sales growth.
- Gross margin stabilising during the year with strong gross profit growth across the regions.
- Significant operating cost leverage in the International business and Processes.
- Annualised cost reductions of £7.6m now achieved.
- The roll out of EBS is now complete.
- Headline profit before tax growth of 16%.
- Dividend maintained at 18.4p.

THE PLAN FOR THE COMING YEAR

- Continued implementation of our strategy to drive sales growth.
- Supporting the recent EBS roll outs and realising the benefits of an integrated system.
- Continuing to develop our e-Commerce channel.
- Completing the Allied warehouse move successfully.
- Further action to reduce the Group's cost base.

HELMUT MAMSCH, CHAIRMAN, COMMENTED:

"This has been a year of good progress with increased sales and profits. All three pillars of the strategy are delivering: EEM is contributing to sales growth, the rollout of EBS in Europe is now complete and 75% of the targeted cost reductions have been delivered."

Enquiries:

Helmut Mamsch, Chairman	Electrocomponents plc	0207 567 8000*
Ian Mason, Group Chief Executive	Electrocomponents plc	0207 567 8000*
Simon Boddie, Group Finance Director	Electrocomponents plc	0207 567 8000*
Diana Soltmann	Flagship Consulting Ltd	0207 886 8440

* Available to 15:00 on 30 May 2007, thereafter 01865 204000

The results and presentation to analysts are published on the corporate website at www.electrocomponents.com

Definitions of terms:

In order to reflect underlying business performance, comparisons of revenue between periods have been adjusted for exchange rates and the number of trading

days. Changes in profit, cash flow, debt and share related measures such as earnings per share are at reported exchange rates.

Enterprise Business System (EBS): In order to make clear the costs of the EBS project and the underlying performance of the business, EBS costs have been disclosed separately. Therefore, unless explicitly stated, measures based on operating costs, contribution and process costs exclude EBS.

Headline profit: A profit of £0.8m (2006: charge £7.7m) was incurred in the year for items excluded from headline profit. Details of the items are given below the Income Statement. Key performance measures such as return on sales, EBITDA and ROCE use headline profit figures.

Safe Harbour:

Our preliminary statement contains certain statements, statistics and projections that are or may be forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding the future financial position, strategy, projected costs, plans and objectives for the management of future operations of Electrocomponents plc and its subsidiaries is not warranted or guaranteed. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Although Electrocomponents plc believes that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors, which may be beyond the control of Electrocomponents plc, which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. Other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, Electrocomponents plc has no intention or obligation to update forward-looking statements contained herein.

CHAIRMAN'S STATEMENT ON THE PRELIMINARY RESULTS

INTRODUCTION

This has been a year of good progress. The implementation of the strategy continues with good signs of success in both our Electronic and Electromechanical (EEM) and Maintenance, Repair and Operations (MRO) businesses and resultant strong sales growth. The Enterprise Business System (EBS) was implemented successfully during the financial year in Austria, Italy and Germany and since the year end in Benelux, Ireland, Scandinavia and Spain. It now supports all the UK and European businesses. The work to create a lower cost infrastructure has progressed well, including the move to a new head office, and has achieved £7.6m of annualised cost savings.

Overall, headline profit increased by 16% to £84m supported by sustained sales growth across the Group, gross margin stabilisation and tight control of costs.

STRATEGIC DEVELOPMENT

The strategy development is now delivering tangible benefits with the launch of extended ranges and leading edge products, a more flexible service offer and more competitive pricing to meet customer requirements. This has been supported by more customer-specific selling and marketing activities.

DIVIDEND

The Board announced in 2005 that it would maintain the dividend for the following three years, assuming no substantial deterioration in economic conditions. Accordingly, the dividend will be maintained at 18.4p per share for the full year, being year two of this three year period.

OUR PEOPLE

The business has had another very busy year. Revenue and profit growth has been achieved at the same time as the further roll out of EBS. This has been made possible as a result of the commitment and skill of all our people. On behalf of the Board, I thank everyone for their hard work.

As previously announced, Bob Lawson retired as Chairman in October 2006. Bob made an enormous contribution to Electrocomponents over his 26 years with the Group. In many ways Bob has been the architect of the Group as it now stands. In particular, he rolled out the RS concept internationally and this now comprises more than £500m (nearly 60%) of the Group's total revenue. I have appreciated enormously Bob's support in his handover to me and we all wish him well in the

future.

Nick Temple will be retiring at the Annual General Meeting after ten years on the Board. We thank Nick for his valuable contribution, particularly in the field of technology and e-Commerce, which has become a major channel for our business. We wish him well for the future.

Tim Barker, who has been a non-executive director of the Company for seven years, will replace Nick Temple as Senior Independent Director at the Annual General Meeting.

Rupert Soames has been appointed to the Board as a non-executive director. Rupert is currently CEO of Aggreko plc, the global leader in the rental of power, temperature control and oil-free compressed air systems. He has significant relevant international, high service and information systems experience and we welcome him to the Group.

CURRENT TRADING

Since the year end the Group has successfully completed the EBS roll out across Europe.

Group revenue has grown at around 6% with an improving performance during May. The International business has grown revenue at around 10% and the UK business has grown at around 2%.

Helmut Mamsch, Chairman
30 May 2007

OPERATING REVIEW

OVERVIEW

In May 2005, we committed to a plan to improve the financial performance of the Group significantly. The plan had three main elements:

- Focus separately on two distinct customer groups: Electronic and Electromechanical (EEM) and Maintenance, Repair and Operations (MRO)
- Implement the Enterprise Business System (EBS)
- Create a lower cost infrastructure

This year has seen a step change in the delivery of each element of the plan which has consequently resulted in strong sales and profit growth. The two infrastructure elements of our plan are largely done. The roll out of EBS in Europe is now complete and three quarters of the targeted cost savings have been achieved, with the remainder well in hand. Our focus is on our customers and continuing to build on the enthusiastic response we have had to our improved EEM and MRO offers.

ELECTRONIC AND ELECTROMECHANICAL (EEM)

Our EEM customers are primarily involved in electronics design and pre and low volume electronics production. Strong electronics market growth, technology proliferation and R&D investment make this an attractive and growing segment to serve, and catalogue based distribution is the customers' preferred channel. Their primary need is access to as broad, deep and innovative a product range as possible.

During the year, we have updated our EEM product range: 100,000 extended range products have been made available over the web from our North American and Japanese offers; complete ranges of leading edge technologies have been launched (wireless and displays, solid state lighting, power supplies, embedded computing) and the current product ranges have been refreshed and increased in depth. We have improved our EEM offer promotion to make it more targeted and relevant to design engineers and done much more joint supplier promotion to leverage our relationships with strong brands. All of these initiatives are generating significant incremental revenue and re-establishing the Group as the leading EEM distributor. As well as continuing to develop our product range, new tools and flexible packaging options are being developed to better serve these customers' needs.

MAINTENANCE, REPAIR & OPERATIONS (MRO)

Within MRO there is an important customer segment involved in factory automation that primarily uses process control and automation (PCA) products. Both the MRO and PCA segments have been buoyant due to the improved outlook for manufacturing and increased use of automation in the workplace.

Within Europe, an extended range of products from four leading PCA suppliers has been offered over the web and sales and marketing resources, including technology specific discounts, have been more targeted at factory automation customers. As a result, PCA is growing strongly across Europe. The profitability of the MRO product ranges has been improved through range rationalisation, increasing use of own brand and better buying with contribution growing at twice the rate of sales. These successful initiatives will be scaled up in the coming year to further improve profitability.

CUSTOMER RESEARCH

Customer research in the UK (soon to be completed in Europe) has demonstrated considerable improvements in customer perceptions across all service measures and value for money relative to competition. The actions we have taken on price and customer discounts have been recognised by the customer. Our businesses have clearly become more competitive in meeting customers' needs and will continue to do so.

SUMMARY

The Group's strategy is clear and its implementation is leading to strong sales and profit growth. The necessary infrastructure projects are largely behind us and much preparatory work has been done to enable delivery of the strategy. We will focus on further improving our customer offers to drive growth as well as maintaining our control of costs. While there is much hard work still to do, clear plans are in place and the forthcoming year will be another of further progress.

OPERATING PERFORMANCE AND KEY PERFORMANCE INDICATORS

Operating Performance	2007	2006
Revenue	£877.5m	£828.5m
Gross margin	50.5%	51.5%
Contribution	£192.2m	£183.2m
Group Process costs	(£82.9m)	(£81.9m)
EBS costs	(£19.0m)	(£25.1m)
Headline operating profit	£90.3m	£76.2m
Interest (net)	(£5.9m)	(£3.4m)
Headline profit before tax	£84.4m	£72.8m
Headline earnings per share	12.8p	11.2p
Dividend per share	18.4p	18.4p

Key Performance Indicators	2007	2006
Group revenue growth	9.0%	5.0%
International	14.5%	11.8%
UK	1.9%	(3.0%)
e-Commerce proportion of revenue	28%	25%
Headline Group return on sales	9.6%	8.8%
Headline EBITDA (1)	£118.2m	£100.3m
Free cash flow	£45.3m	£26.9m
Headline ROCE (2)	20.5%	16.7%
Stock turn (per year)	2.7x	2.5x
Revenue per head (£'000)(3)	161	155
Number of customers (millions)	1.5	1.4

(1) Headline earnings before interest, tax, depreciation and amortisation
(2) Return on capital employed is defined as headline operating profit expressed as a percentage of net assets plus net debt
(3) Revenue on a like for like basis (2006 and 2007) adjusting for trading days and foreign exchange

Headline profit before tax has increased by £11.6m (15.9%). The main areas of improvement were an increase in the contribution of our International business of £10.0m, and a reduction in EBS costs by £6.1m. Against this, the UK contribution declined by £1.0m and Process costs and interest costs increased by £1.0m and £2.5m respectively.

Profit before tax was adversely affected by the strengthening of Sterling by around £0.8m year on year. Adjusting for this effect headline profit before tax would have grown by 17.2%.

The contribution of our International business has again increased due to a

combination of high revenue growth and improved cost leverage. The UK contribution fell slightly despite the revenue growth as operating costs increased principally as a result of additional costs to support the new EBS markets.

EBS costs were reduced following higher costs associated with the UK implementation in the last financial year. Interest costs increased due to the higher level of debt and rising interest rates.

e-Commerce is a key enabler of the strategy. It allows the Group to make a very wide range of products available globally at lower cost. It also allows rapid new product introductions and price changes. In addition, supplier relationships have been leveraged through brand shops on the web. e-Commerce revenue growth remains strong at 23% and it now represents 28% of Group revenue, including 57% in Japan and 32% across Europe and the UK. In several operating companies we now take more orders through our e-Commerce channels than by telephone.

Gross profit increased by £17.1m in 2007 with growth in all regions. The Group gross margin reduced by 1% point year on year with different patterns by region.

The UK gross margin was stable throughout the year. The selling price realignment, undertaken over the last few years to improve competitiveness, was largely complete and the gross margin has benefited from reduced product costs, through better buying and rationalisation of the MRO range, as well as greater use of the higher margin RS own brand products.

The International gross margin declined year on year by 1.6% points but with the rate of decline slowing during the year with a decline of 0.3% points first half to second half. The strong growth of our lower, but stable gross margin business in North America, was responsible for a proportion of the full year decline. The underlying gross margin decline was in the European and Asia Pacific regions. In Europe, selling price realignments and the growth of profitable larger order business have impacted gross margins while in Asia Pacific foreign exchange movements have been significant. In the future the European region, the largest region in the International business, will benefit from the completion of the selling price realignment and the full year impact of product cost savings coming through.

Both operating and Process costs have been reduced as a percentage of revenue due to tight management control and the beneficial scale effect of higher revenue. Actions in the year have realised a further £3.2m of annualised cost reductions comprising headcount savings, catalogue paper savings and the sale of the head office in Oxford, combined with a move to smaller accommodation. The total of annualised cost reductions achieved so far is £7.6m and further actions are planned to deliver the annualised £10m targeted for 2008.

Net debt was £136.2m at 31 March 2007, £15.4m higher than last year with interest cover remaining high. The pension deficit (net of deferred tax) fell by £0.6m to £29.1m.

The reorganisation income of £0.8m comprised costs, relating to the creation of a lower cost infrastructure (£1.1m), and a one-off profit on sale of the head office (£1.9m).

Free cash flow at £45.3m was up £18.4m on last year principally due to higher profits, and the sale of the head office. These improvements were offset, in part, by increased gross capital expenditure associated with the build of the new office and warehouse facilities in our North American business.

International

	2007	2006
Revenue	£521.3m	£474.9m
Revenue growth	14.5%	11.8%
Gross margin	48.7%	50.3%
Operating costs % of revenue	(30.2%)	(32.1%)
Contribution	£96.3m	£86.3m
% of revenue	18.5%	18.2%

The International business comprises Continental Europe (55% of revenue of the International business), North America (30%) and Asia Pacific (15%). During the year, the International business continued to grow and now accounts for 59% of Group revenue and 50% of Group contribution. After adjusting for the £1.9m adverse impact of the strengthening of Sterling, contribution from the

International business increased by £11.9m year on year.

Revenue growth increased during the year with all regions growing faster than in 2006.

Operating costs reduced as a percentage of revenue by 1.9% points demonstrating the ongoing operational gearing benefits of higher sales in the region.

Continental Europe

	2007	2006
Revenue	£287.5m	£267.9m
Revenue growth	10.1%	8.3%
Contribution	£64.5m	£59.9m
% of revenue	22.4%	22.4%

During the year, the European region maintained strong revenue growth of 10.1% which was consistent throughout both halves of the year.

This performance was achieved against the backdrop of the preparation for and implementation of EBS in seven out of the eight European businesses: Austria, Benelux, Germany, Ireland, Italy, Scandinavia and Spain. Our French business implemented an upgrade to EBS in September 2006.

The European business continues to implement the strategy. This has included refocusing local sales forces towards the EEM offer with dedicated EEM sales forces being established in France and Germany. The EEM offer has improved with the North American extended range being made available to the majority of the European markets. Our quotations and larger order business, which delivers good margins, has continued to grow in response to the more flexible approach we have taken with our customers.

The level of best practice sharing and focus on key supplier initiatives across businesses has been increased.

North America

	2007	2006
Revenue	£157.2m	£137.5m
Revenue growth	21.8%	18.0%
Contribution	£23.4m	£19.2m
% of revenue	14.9%	14.0%

Allied, our North American business, increased its revenue growth during the year. This is the third consecutive year of growth at around 20%. Contribution grew to 14.9% of revenue, due to strong revenue growth, limited cost increases and a stable gross margin.

The business has continued to pursue its proven sales growth strategy. This has involved the strengthening of the field sales team throughout the business's 55 local branches. Allied's close relationship with its suppliers is another key strength, with joint promotion programmes and suppliers often accompanying Allied staff on customer visits. In addition, customer service and stock turn have improved during the year.

The development of the new warehouse and office in Fort Worth is proceeding according to plan. The new office move is now complete and the warehouse move is planned in the middle of the next financial year. Move costs of around £1m are expected to be incurred in the next financial year.

Asia Pacific

	2007	2006
Revenue	£76.6m	£69.5m
Revenue growth	17.3%	14.5%
Contribution	£8.4m	£7.2m
% of revenue	11.0%	10.4%

Asia Pacific also accelerated its revenue growth from 2006. All regions grew significantly including North Asia (19%), South Asia (38%), Australasia (8%) and Japan (15%). We have strengthened the senior management across the region.

In China, the business started implementing its plan tc accelerate revenue growth. The business recently launched its fifth Chinese language catalogue with 50,000 locally stocked products and another 100,000 extended range products from Japan and North America available via the web. The sales force and number of local sales offices have been increased and there are now nearly 300 employees involved in sales and marketing in China. The revenue investment by the Group on this initiative in the financial year was around £1.3m.

South Asia's strong growth was due to the successful customer acquisition programme and the contribution from the new Thailand sales office, which started trading during the year.

Both Australasia and Japan continued to grow strongly during the year. e-Commerce now represents some 57% of Japan's revenue.

More to follow, for following part double-click [nRN1d3874X]

REG-Electrocomponents Final Results - Part 2

Released: 30/05/2007

RNS Number:3874X
Electrocomponents
Part 2 : For preceding part double-click [nRNSd3874X]

UK	2007	2006
Revenue	£356.2m	£353.6m
Revenue growth	1.9%	(3.0%)
Gross margin	53.3%	53.0%
Operating cost % of revenue	(26.4%)	(25.6%)
Contribution	£95.9m	£96.9m
% of revenue	26.9%	27.4%

The UK returned to revenue growth with the strategy delivering results. The full year growth of 1.9% was 4.9% points higher than last year. Growth improved during the year from around 1% in the first half to nearly 3% in the second half.

The business benefited from the improvement in the UK manufacturing economy and the implementation of the strategy. There has been increased sales focus with the sales force realignment to the two customer offers of EEM and MRO, the growth in larger order business at good margins and continued large account wins.

e-Commerce grew significantly and accounted for 32% of the UK business's revenue. The internet trading channel has continued to be upgraded with additional functionality being created to support our EEM customers.

This was the first full year for the UK on the EBS platform and while certain operational costs have increased post go live, there has been a focus on realising the benefits of the system. The system facilitates the use of targeted technology-based discounts which have increased revenue. In addition, an ongoing continuous improvement culture is being used to drive enhanced customer service and greater efficiency in the business.

EBS	2007	2006
Depreciation and amortisation	£10.7m	£6.8m
Project and local business costs	£8.3m	£18.3m
Total	£19.0m	£25.1m
Cash outflow	£16.0m	£38.0m

The roll out of EBS in Europe is now complete. By the year end, a single integrated regional system supported our businesses in Austria, France, Germany, Italy and the UK. The final element of the European roll out was completed in May 2007, with the businesses in Benelux, Ireland, Scandinavia and Spain migrating to the EBS platform. During their first few months post implementation these businesses are being supported by teams from the rest of the Group with previous EBS expertise.

The benefits of an integrated system are starting to be realised. While there are some higher operating costs initially after the implementation of the new system, the costs are expected to be lower in the medium term. This was the pattern experienced in France after its implementation in June 2003. In 2007, the UK benefited from the additional flexibility of technology-based customer discounts, which have helped drive its sales growth. In the future, we expect increased stock turn in Europe due to the improved stock visibility and regional demand planning.

The EBS implementation in our Asian operations was virtually completed during the year, with the Chinese sales offices being brought onto the system. The timing of the roll out of EBS into our North American business will be determined after the completion of the local warehouse move.

The EBS costs have reduced by £6m year on year to £19m. This is as a result of the lower implementation costs (£10m) following the high prior year costs as a result of the UK implementation, offset in part by the higher depreciation (£4m) as the asset has now been in use for a full year. The cash outflow has reduced by £22m year on year principally due to the lower implementation costs (£10m) and the prior year safety stock, associated with the UK implementation, coming out in this financial year (£14m).

In the next financial year the total EBS costs, including depreciation, implementation costs, and system development costs incurred post implementation, are expected to be slightly lower than in 2007. As there have been implementation costs incurred in early 2008, the depreciation and implementation costs will continue to be disclosed as EBS costs. The costs of developing the system post implementation to drive the strategy and benefits, will be included with the other Information Systems costs and disclosed within Process costs. From 2009 it is anticipated that EBS costs will not be separately disclosed and the ongoing EBS depreciation costs will be included within Process costs.

Processes

	2007	2006
Process costs	£82.9m	£81.9m
Process costs % of revenue	9.4%	9.9%

The Processes support our operating companies by ensuring that they have the products, infrastructure and expertise to provide consistently high service levels around the World. The costs have reduced year on year as a percentage of revenue even after allowing for the £3.1m one off Information Systems costs incurred last year.

Information Systems

The role of Information Systems is to support and develop the enterprise system applications that are required by the business.

The recent focus has been on consolidating the operations of the businesses on the EBS platform. Other activities have included completing the global technology refresh of desktop hardware, software and email infrastructure. The ongoing move of core applications to our data centres has also strengthened our disaster recovery capabilities.

Supply Chain

The Supply Chain Process is responsible for all the logistics surrounding product supply and the management of stock levels.

The dual objectives have been to maintain high levels of customer service whilst also starting to exploit the regional planning capabilities provided by EBS. This has now started, evidenced by the improvement in stock turn from 2.5 to 2.7 times.

Product Management

The role of Product Management is to manage the selection and purchase of some 350,000 distinct products around the World.

During the year, Product Management strengthened relationships with key EEM and PCA suppliers. This has led to more joint initiatives, focusing on product range development, marketing and web promotions across all geographies. Examples extend to suppliers where their European customers, who wish to buy small volumes of certain products, are directed to our local operating companies for fulfilment.

Media Publishing

The Media Publishing Process is responsible for the design and production of the Group's publications and associated content for e-Commerce.

Further strides have been made by Media Publishing to reduce costs, particularly in the print and paper costs of our catalogues, whilst maintaining their quality.

Capital structure

Net debt of £136.2m comprised gross borrowings of £155.3m (currency split: £52.6m in US Dollars, £40.5m in Euros, £31.9m in Japanese Yen, £10.3m in Sterling and the balance of £20.0m in other currencies), and financial assets of £19.1m (currency split: £1.9m in Sterling, £13.3m in Euros and the balance of £3.9m in other currencies). This currency mix is due to the hedging of translation exposure, interest differentials and tax efficiency. The peak net borrowing during the year was £179m. In addition the pension deficit (net of associated deferred tax) was £29.1m at 31 March 2007.

The Group's main sources of debt are a syndicated facility for $120m and £110m from nine banks and a syndicated facility for £63.5m from three banks both maturing in February 2010. At 31 March 2007, the Group also had a bilateral facility for $100m in place, which was terminated in early April 2007.

Taxation

The Group's effective tax rate is 34% of profit before tax which represents a 1% point increase from the prior year due to the increasing proportion of Group profits realised in higher tax countries outside the UK. This rate includes the effect of a significant, and ongoing, increase in the deferred tax liability due to the tax amortisation of overseas goodwill. The deferred tax liability is not expected to crystallise in the foreseeable future. This, together with the differing timing of payments, causes a discrepancy between the effective tax rate of 34% and the cash tax rate of 26% of profit before tax.

Pension

The Group has defined benefit schemes in the UK, Ireland and Germany. All these schemes are now closed to new entrants. Elsewhere (including the replacement schemes in the UK and Ireland), the schemes are defined contribution.

Under IAS 19, the combined deficit of the defined benefit schemes was £38.7m at 31 March 2007.

The most recent valuation of the UK defined benefit scheme was carried out as at 31 March 2007. This disclosed a gross deficit of £31.9m. To eliminate the deficit, based on the assumptions used in the valuation as at 31 March 2004, the Group will make additional annual payments to the scheme for the next 12 years (2007: £4.5m and increasing at 3% per year).

Ian Mason, Group Chief Executive
Simon Boddie, Group Finance Director

30 May 2007

Group Income Statement
For the year ended 31 March 2007

	Note	2007 £m	2006 £m
Revenue	2	877.5	828.5
Cost of sales		(434.0)	(402.1)
Gross profit		443.5	426.4
Distribution and marketing expenses		(346.2)	(348.9)
Administrative expenses		(6.2)	(9.0)
Operating profit		91.1	68.5
Financial income		11.2	6.9
Financial expenses		(17.1)	(10.3)
Profit before tax	1,2	85.2	65.1
Income tax expense	3	(29.0)	(21.5)
Profit for the year attributable to equity shareholders		56.2	43.6
Earnings per share - Basic	4	12.9p	10.0p
Earnings per share - Headline	4	12.8p	11.2p

Dividends

Amounts recognised in the period:

Final dividend for the year ended 31 March 2006	12.6p	12.6p
Interim dividend for the year ended 31 March 2007	5.8p	5.8p
	18.4p	18.4p

A final dividend of 12.6p per share relating to the period has been proposed since the period end.

Headline profit

Headline operating profit

Operating profit	91.1	68.5
Provision for RoHS	-	4.0
Reorganisation (income) costs	(0.8)	3.7
	90.3	76.2

Headline profit before tax

Profit before tax	85.2	65.1
Provision for RoHS	-	4.0
Reorganisation (income) costs	(0.8)	3.7
	84.4	72.8

Group Statement of Recognised Income and Expense

For the year ended 31 March 2007

	2007 £m	2006 £m
Foreign exchange translation differences	(11.6)	11.6
Actuarial (loss) gain on defined benefit pension schemes	(0.4)	4.2
Gain (loss) on cash flow hedges	1.0	(1.0)
Tax on items taken directly to equity	-	(1.3)
Net income recognised directly in equity	(11.0)	13.5
Profit for the year	56.2	43.6
Total recognised income and expense for the period attributable to equity shareholders	45.2	57.1

Group Balance Sheet

As at 31 March 2007

	Note	2007 £m	2006 £m
Non-current assets			
Intangible assets	7	196.7	208.2
Property, plant and equipment	8	111.1	112.8
Investments		0.3	0.3
Other receivables		2.7	3.2
Deferred tax assets		14.2	17.5
		325.0	342.0
Current assets			
Inventories		160.6	158.6
Trade and other receivables		171.0	162.3
Income tax receivables		1.1	1.0
Cash and cash equivalents	10	19.1	39.4
		351.8	361.3
Current liabilities			
Trade and other payables		(132.9)	(123.5)
Loans and borrowings		(79.0)	(23.0)
Tax liabilities		(14.5)	(13.3)

	Note		
Net current assets		125.4	201.5
Total assets less current liabilities		450.4	543.5
Non-current liabilities			
Other payables		(7.9)	(7.8)
Retirement benefit obligations	6	(38.7)	(41.8)
Loans and borrowings		(76.3)	(137.2)
Deferred tax liability		(22.9)	(20.3)
Net assets		304.6	336.4
Equity			
Called-up share capital		43.5	43.5
Share premium account		38.7	38.4
Other reserves		222.4	254.5
Equity attributable to the shareholders of the of the parent	9	304.6	336.4

Group Cash Flow Statement
For the year ended 31 March 2007

	2007 £m	2006 £m
Cash flows from operating activities		
Profit before tax	85.2	65.1
Depreciation and other amortisation	27.0	24.1
Equity settled transactions	2.7	2.7
Finance income and expense	5.9	3.4
Operating cash flow before changes in working capital, interest and taxes	120.8	95.3
Increase in inventories	(7.7)	(12.8)
Increase in trade and other receivables	(9.2)	(14.6)
Increase in trade and other payables	-	13.2
Cash generated from operations	103.9	81.1
Interest received	11.2	6.8
Interest paid	(17.0)	(10.1)
Income tax paid	(22.0)	(25.8)
Operating cash flow	76.1	52.0
Cash flows from investing activities		
Capital expenditure and financial investment	(42.4)	(26.3)
Proceeds from sale of non-current assets	11.6	1.2
Net cash used in investing activities	(30.8)	(25.1)
Free cash flow	45.3	26.9
Cash flows from financing activities		
Proceeds from the issue of share capital	0.3	-
New bank loans	30.3	54.3
Repayment of bank loans	(16.6)	(25.6)
Equity dividends paid	(80.0)	(80.0)
Net cash used in financing activities	(66.0)	(51.3)
Net decrease in cash and cash equivalents	(20.7)	(24.4)
Cash and cash equivalents at the beginning of the year	38.0	62.6
Effect of exchange rates on cash	(0.1)	(0.2)
Cash and cash equivalents at the end of the year	17.2	38.0

Notes to the Preliminary Statement
For the year ended 31 March 2007

1. Analysis of income and expenditure

	2007 £m	2006 £m
Revenue	877.5	828.5
Cost of sales	(434.0)	(402.1)
Distribution and marketing expenses	(251.3)	(243.2)
Contribution before Enterprise Business System costs	192.2	183.2
Distribution and marketing expenses within Process costs	(74.8)	(74.0)
Administrative expenses	(8.1)	(7.9)
Group Process costs	(82.9)	(81.9)
Distribution and marketing expenses: Enterprise Business System costs	(19.0)	(25.1)
Headline operating profit	90.3	76.2
Net financial expense	(5.9)	(3.4)
Headline profit before tax	84.4	72.8
Distribution and marketing expenses: provision for RoHS	-	(4.0)
Distribution and marketing expenses: reorganisation costs	(1.1)	(2.6)
Administrative expenses: reorganisation income (costs)	1.9	(1.1)
Profit before tax	85.2	65.1

2. Segmental analysis

a. By geographical destination

		2007 £m	2006 £m
Revenue:	United Kingdom	341.5	339.9
	Continental Europe	293.3	272.5
	North America	155.6	135.9
	Asia Pacific	87.1	80.2
		877.5	828.5

b. By geographical origin

		2007 £m	2006 £m
Revenue:	United Kingdom	356.2	353.6
	Continental Europe	287.5	267.9
	North America	157.2	137.5
	Asia Pacific	76.6	69.5
		877.5	828.5

		2007 £m	2006 £m
Profit before tax:	United Kingdom	95.9	96.9
	Continental Europe	64.5	59.9
	North America	23.4	19.2
	Asia Pacific	8.4	7.2
	Contribution before Enterprise Business System costs	192.2	183.2
	Groupwide Process costs	(82.9)	(81.9)
	Enterprise Business System costs	(19.0)	(25.1)
	Net financial expense	(5.9)	(3.4)
	Headline profit before tax	84.4	72.8
	Provision for RoHS	-	(4.0)
	Reorganisation income (costs)	0.8	(3.7)

Profit before tax	85.2	65.1

3. Income tax expense

	2007 £m	2006 £m
United Kingdom taxation	11.7	8.8
Overseas taxation	17.3	12.7
Total income tax expense in income statement	29.0	21.5
Profit before tax	85.2	65.1
Effective tax rate	34.0%	33.0%

4. Earnings per share

	2007 £m	2006 £m
Profit for the year attributable to equity shareholders	56.2	43.6
Provision for RoHS	-	4.0
Reorganisation (income) costs	(0.8)	3.7
Tax impact of reorganisation income (costs) and provision for RoHS	0.2	(2.4)
Headline profit for the year attributable to equity shareholders	55.6	48.9
Weighted average number of shares (million)	434.9	434.9
Earnings per share - basic	12.9p	10.0p
Earnings per share - headline	12.8p	11.2p

5. 2007 final dividend

The timetable for the payment of the proposed final dividend is:

Ex-dividend date	27 June 2007
Record date	29 June 2007
Annual General Meeting	13 July 2007
Dividend payment date	27 July 2007

6. Pension Schemes

The funding of the United Kingdom defined benefit scheme is assessed in accordance with the advice of independent actuaries. The pension costs for the year ended 31 March 2007 amounted to £5.2m (2006: £7.6m). The contributions paid by the Group to the defined contribution section of the scheme amounted to £2.2m (2006: £1.2m).

In addition to the UK scheme outlined above there are certain pension benefits provided on a defined benefit basis in Germany and Ireland amounting to £1.1m (2006: £1.0m), defined contribution basis in Australia and North America amounting to £0.9m (2006: £0.8m), and via government schemes in France, Italy, Scandinavia and North Asia amounting to £2.4m (2006: £2.0m).

The Group expects to pay a total of £9.4m to its UK defined benefit pension scheme in 2008.

The principal assumptions used in the valuations of the liabilities of the Group's schemes were:

2007			2006		
United Kingdom	Germany	Republic of Ireland	United Kingdom	Germany	Republic of Ireland

Discount rate	5.25%	4.75%	4.75%	4.90%	4.50%	4.50%
Rate of increase in salaries	3.85%	3.00%	4.00%	3.90%	3.00%	4.00%
Rate of increase of pensions in payment	3.10%	2.00%	2.00%	2.90%	2.00%	2.00%
Inflation assumption	3.10%	2.00%	2.00%	2.90%	2.00%	2.00%

The expected long term rates of return on the schemes' assets as at 31 March were:

	2007			2006		
	United Kingdom	Germany	Republic of Ireland	United Kingdom	Germany	Republic of Ireland
Equities	7.40%	n/a	7.30%	7.05%	n/a	7.00%
Corporate bonds	4.50%	n/a	n/a	4.15%	n/a	n/a
Government bonds	3.90%	n/a	4.30%	3.55%	n/a	4.00%
Cash	4.50%	n/a	n/a	3.75%	n/a	n/a
Other	n/a	n/a	5.30%	n/a	n/a	5.00%

Based upon the demographics of scheme members, the weighted average life expectancy assumptions used to determine benefit obligations were:

	2007		
	United Kingdom Years	Germany Years	Republic of Ireland Years
Member aged 65 (current life expectancy) - male	20.2	18.4	21.4
Member aged 65 (current life expectancy) - female	23.1	22.5	26.4
Member aged 45 (life expectancy at aged 65) - male	21.2	21.8	21.4
Member aged 45 (life expectancy at aged 65) - female	24.0	25.7	26.4

The amounts recognised in the income statement were:

	2007				2006			
	UK £m	Germany £m	Republic of Ireland £m	Total £m	UK £m	Germany £m	Republic of Ireland £m	Total £m
Current service cost	6.9	0.7	0.1	7.7	7.1	0.7	0.1	7.9
Past service cost	-	-	-	-	-	-	-	-
Interest cost	14.2	0.3	0.1	14.6	13.1	0.2	0.1	13.4
Expected return on assets	(15.9)	-	(0.1)	(16.0)	(12.6)	-	(0.1)	(12.7)
Total income statement charge	5.2	1.0	0.1	6.3	7.6	0.9	0.1	8.6

Of the charge for the year, £0.3m (2006: £0.4m) has been included in administrative expenses and the remainder £6.0m (2006: £8.2m) in distribution and marketing expenses.

The actual return on scheme assets was: UK £14.4m (2006: £48.7m), Germany £nil (2006: £nil), and Republic of Ireland £0.2m (2006: £0.4m).

The valuations of the assets of the schemes as at 31 March were:

	2007			2006		
			Republic			Republic

	United Kingdom £m	Germany £m	of Ireland £m	United Kingdom £m	Germany £m	of Ireland £m
Equities	203.7	n/a	1.6	189.9	n/a	1.4
Corporate bonds	24.0	n/a	-	22.6	n/a	-
Government bonds	41.6	n/a	0.2	39.7	n/a	0.2
Cash	2.6	n/a	-	1.5	n/a	-
Other	-	n/a	0.2	-	n/a	0.2
Total market value of assets	271.9	n/a	2.0	253.7	n/a	1.8

No amount is included in the market value of assets relating to either financial instruments or property occupied by the Group.

The amount included in the balance sheet arising from the Group's obligations in respect of its defined benefit pension schemes is:

	2007				2006			
	UK £m	Germany £m	Republic of Ireland £m	Total Valuation £m	UK £m	Germany £m	Republic of Ireland £m	Total Valuation £m
Total market value of assets	271.9	-	2.0	273.9	253.7	-	1.8	255.5
Present value of scheme liabilities	(303.8)	(6.5)	(2.3)	(312.6)	(288.7)	(6.3)	(2.3)	(297.3)
Deficit in the scheme	(31.9)	(6.5)	(0.3)	(38.7)	(35.0)	(6.3)	(0.5)	(41.8)

The rules of the UK Electrocomponents Group Pension Scheme give the Trustee powers to wind up the Scheme, which it may exercise if the Trustee is aware that the assets of the scheme are insufficient to meet its liabilities. Although the Scheme is currently in deficit, the Trustee and the Company have agreed a plan to eliminate the deficit over time and the Trustee has confirmed that it has no current intention of exercising its power to wind up the Scheme.

The German scheme is unfunded, in line with local practice, and the deficit of £6.5m in the German scheme is financed through accruals established within the German accounts.

In addition, the value of the assets and liabilities held in respect of AVCs amounted to £1.0m as at 31 March 2007 (2006: £1.0m). The value of the assets and liabilities held in respect of the defined contribution section of the scheme amounted to £5.5m as at 31 March 2007 (2006: £2.8m).

7. Intangible assets

Cost	Goodwill £m	Software £m	Other Intangibles £m	Total £m
At 1 April 2006	150.4	85.1	0.3	235.8
External additions	-	20.0	-	20.0
Disposals	-	(2.2)	-	(2.2)
Translation differences	(16.8)	(1.0)	-	(17.8)
At 31 March 2007	133.6	101.9	0.3	235.8
Amortisation				
At 1 April 2006		27.6	-	27.6
Charged in the year		11.5	-	11.5
Disposals		-	-	-
Translation differences		-	-	-
At 31 March 2007		39.1	-	39.1

	Net book value			
At 31 March 2007	133.6	62.8	0.3	196.7
At 31 March 2006	150.4	57.5	0.3	208.2

8. Property, Plant and Equipment

Cost	Land and buildings £m	Plant and machinery £m	Computer Systems £m	Total £m
At 1 April 2006	96.8	101.6	59.1	257.5
Additions	10.6	7.0	7.2	24.8
Disposals	(9.9)	(1.6)	(2.2)	(13.7)
Reclassification	-	1.8	(1.8)	-
Translation differences	(1.7)	(1.4)	(0.9)	(4.0)
At 31 March 2007	95.8	107.4	61.4	264.6
	Depreciation			
At 1 April 2006	22.6	79.5	42.6	144.7
Charged in the year	1.5	6.5	7.5	15.5
Disposals	(1.2)	(1.4)	(2.2)	(4.8)
Reclassification	-	1.6	(1.6)	-
Translation differences	(0.2)	(1.0)	(0.7)	(1.9)
At 31 March 2007	22.7	85.2	45.6	153.5
	Net book value			
At 31 March 2007	73.1	22.2	15.8	111.1
At 31 March 2006	74.2	22.1	16.5	112.8

9. Reconciliation of movements in equity

	2007 £m	2006 £m
Profit for the year	56.2	43.6
Dividend	(80.0)	(80.0)
Retained loss	(23.8)	(36.4)
Translation differences	(11.6)	11.6
Gain(loss) on cash flow hedges	1.0	(1.0)
Actuarial (loss) gain on defined benefit pension schemes	(0.4)	4.2
Tax impact on adjustments taken directly to reserves	-	(1.3)
Equity settled transactions	2.7	2.7
New share capital subscribed	0.3	-
Net reduction to equity	(31.8)	(20.2)
Equity shareholders' funds at the beginning of the year	336.4	356.6
Equity shareholders' funds at the end of the year	304.6	336.4

10. Cash and cash equivalents

	2007 £m	2006 £m
Bank balances	16.1	15.4
Call deposits and investments	3.0	24.0
Cash and cash equivalents in the balance sheet	19.1	39.4
Bank overdrafts	(1.9)	(1.4)
Cash and cash equivalents in the statement of cash flows	17.2	38.0
Current instalments of loans	(77.1)	(21.6)
Loans repayable after more than one year	(76.3)	(137.2)
Net debt	(136.2)	(120.8)

11. Principal exchange rates

	2007 Average	2007 Closing	2006 Average	2006 Closing
United States Dollar	1.90	1.96	1.79	1.74
Euro	1.47	1.47	1.46	1.43
Japanese Yen	221	232	202	205

12. Basis of preparation

Electrocomponents plc (the "Company") is a company domiciled in England. The Group accounts for the year ended 31 March 2007 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in a jointly controlled entity. Subsidiaries are entities controlled by the Company. All subsidiary accounts are made up to 31 March and are included in the Group accounts. Further to the IAS Regulation (EC 1606/2002) the Group accounts have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted for use by the EU ("adopted IFRS").

The accounts were authorised for issue by the Directors on 30 May 2007.

The accounts are presented in £ Sterling and rounded to £0.1m. They are prepared on the historical cost basis except certain financial instruments detailed below.

The preparation of accounts in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable, under the circumstances, the results of which form the basis of making the judgements about carrying values and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The financial information set out above does not constitute the Group's statutory accounts for the years ended 31 March 2007 or 2005 but is derived from those accounts . Statutory accounts for 2006 have been delivered to the Registrar of Companies, and those for 2007 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237 (2) or 237(3) of the Companies Act 1985.

Copies of the Annual Report and Accounts for the year ended 31 March 2007 will be available from 12 June 2007 from the Company Secretary, Electrocomponents plc, International Management Centre, 8050 Oxford Business Park North, Oxford OX4 2HW, United Kingdom. Telephone +44 (0)1865 204000. The Report will also be published on the Corporate website at www.electrocomponents.com.

The Annual General Meeting will be held at Electrocomponents plc, International Management Centre, 8050 Oxford Business Park North, Oxford OX4 2HW, United Kingdom on 13 July 2007 at 12.00pm.

END
FR ALMRTMMTTBLR

Press Releases

Preliminary Statement

30/05/2007

Electrocomponents plc, the leading international high service distributor of electronic, electrical and industrial supplies, today announces its results for the year ended 31 March 2007.

SUMMARY RESULTS

	2007	2006
Revenue	**£877.5m**	£828.5m
Profit before tax – headline	**£84.4m**	£72.8m
Profit before tax – reported	**£85.2m**	£65.1m
Earnings per share – headline	**12.8p**	11.2p
Earnings per share – reported	**12.9p**	10.0p
Dividend per share	**18.4p**	18.4p

HIGHLIGHTS OF THE YEAR

- Continued strong revenue growth in our International Business of 15% with all regions showing higher growth year on year.
- The UK growing revenue by 2% with the new strategy delivering results.
- e-Commerce growing by 23% and now accounting for 28% of Group revenue.
- The implementation of our EEM strategy is contributing to sales growth.
- Gross margin stabilising during the year with strong gross profit growth across the regions.
- Significant operating cost leverage in the International business and Processes.
- Annualised cost reductions of £7.6m now achieved.
- The roll out of EBS is now complete.
- Headline profit before tax growth of 16%.
- Dividend maintained at 18.4p.

THE PLAN FOR THE COMING YEAR

- Continued implementation of our strategy to drive sales growth.
- Supporting the recent EBS roll outs and realising the benefits of an integrated system.
- Continuing to develop our e-Commerce channel.
- Completing the Allied warehouse move successfully.
- Further action to reduce the Group's cost base.

HELMUT MAMSCH, CHAIRMAN, COMMENTED:

"This has been a year of good progress with increased sales and profits. All three pillars of the strategy are delivering: EEM is contributing to sales growth, the roll out of EBS in Europe is now complete and 75% of the targeted cost reductions have been delivered."

Enquiries:

Helmut Mamsch, Chairman	Electrocomponents plc	0207 567 8000*
Ian Mason, Group Chief Executive	Electrocomponents plc	0207 567 8000*
Simon Boddie, Group Finance Director	Electrocomponents plc	0207 567 8000*
Diana Soltmann	Flagship Consulting Ltd	0207 886 8440

* Available to 15:00 on 30 May 2007, thereafter 01865 204000

The results and presentation to analysts are published on the corporate website at www.electrocomponents.com

Definitions of terms:

In order to reflect underlying business performance, comparisons of revenue between periods have been adjusted for exchange rates and the number of trading days. Changes in profit, cash flow, debt and share related measures such as earnings per share are at reported exchange rates.

Enterprise Business System (EBS): In order to make clear the costs of the EBS project and the underlying performance of the business, EBS costs have been disclosed separately. Therefore, unless explicitly stated, measures based on operating costs, contribution and process costs exclude EBS.

Headline profit: A profit of £0.8m (2006: charge £7.7m) was incurred in the year for items excluded from headline profit. Details of the items are given below the Income Statement. Key performance measures such as return on sales, EBITDA and ROCE use headline profit figures.

Safe Harbour:

Our preliminary statement contains certain statements, statistics and projections that are or may be forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding the future financial position, strategy, projected costs, plans and objectives for the management of future operations of Electrocomponents plc and its subsidiaries is not warranted or guaranteed. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Although Electrocomponents plc believes that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors, which may be beyond the

control of Electrocomponents plc, which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. Other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, Electrocomponents plc has no intention or obligation to update forward-looking statements contained herein.

Electrocomponents plc

Delivering our strategy



ANNOUNCEMENT OF PRELIMINARY RESULTS

YEAR ENDED 31 MARCH 2007

30 May 2007



Agenda

Progress on strategy delivery	}	Ian Mason
Regional overview		
Financial performance	}	Simon Boddie
Current Trading		

Strategy announced in May 2005

1 **Focus separately on two distinct customer groups**
- Electronic and Electromechanical (EEM)
- Maintenance, Repair and Operations (MRO)

2 **Implement the Enterprise Business System (EBS)**
- Asia
- UK and Europe

3 **Create a lower cost infrastructure**
- £10m infrastructure reduction

An update on progress

Where we compete

Electronic and Electromechanical

Customers
- Electronics design and production engineers
- Field service and maintenance engineers

Customer needs
- Deep and innovative product ranges
- Reliable delivery

RS is primary supplier

Maintenance, Repair and Operations

Customers
- Maintenance engineers

Customer needs
- Broad range of products and technologies
- Reliable and fast delivery

RS is secondary supplier


EEM
MRO
R&D Engineers
Production Engineers
Maintenance Engineers
R&D
Pre Production
Maintenance

Market fundamentals are supporting 'catalogue' growth

Global EEM market fundamentals are good

- Market for electronic goods forecast to grow ahead at GDP
- EEM technology proliferation, including industrial applications
- High R&D investment around world

MRO market outlook is improving across all regions

- Stabilisation of manufacturing in higher value sectors
- Strong process control and automation (PCA) growth

'Catalogue' distribution is taking a growing share of both markets

- Increasingly fragmented global customer base
- Customers need range of technologies and technical support
- Manufacturers reducing direct sales and relying on 'catalogue' reach

Customers are responding positively to improved EEM offer

Broader, Deeper, More Innovative Product Ranges

Actions

- 100,000 extended range additions (including Allied and Japan ranges)
- New leading edge technologies launched
- Refreshed existing product ranges

Future

- Further product range additions
- More new technology launches
- Widening the availability of extended ranges

EEM New Product Sales (1)



(1): UK and Main European Businesses



Re-establishing technology leadership in EEM

New Technology launches:

- Wireless (May 2006)
- Displays (May 2006)
- Solid State Lighting (October 2006)
- Power Supplies (April 2007)
- Embedded Computing (May 2007)
- Supplier specific technologies (ongoing)



Bluetooth



Displays



Solid State Lighting



Power Supplies



Embedded Computing



Leveraging our EEM supplier relationships and brands

Actions

- Increased joint EEM supplier promotions
- Improved offer promotion targeted at design and production engineers
- Improved sharing of materials and best practice across the Group

Future

- Step up supplier supported promotions
- Deepen relationships with selected suppliers


RS
The best choice for Osram Opto Semiconductors
OSRAM
Opto Semiconductors
08457 201201
RS



Driving strong PCA growth in Europe

Actions

- Focussed on top 4 PCA suppliers in Europe
  - common range of products in catalogues
  - extended range of products on web
  - joint supplier promotions
- Targeted PCA customers with technology specific discounts to capture regular needs
- Good growth across Europe with pull through of supporting products

Future

- Extend supplier programme
- Development of RS branded PCA range


Sensors
Programmable Logic Controllers (PLC)
Beacons & Sounders
Human Machine Interfaces (HMI)
Pneumatic Cylinders

PCA: Process Control & Automation



Increasing MRO product range profitability

Actions

- Successfully completed range rationalisation and RS own brand pilots
- Significant reduction in buy prices through negotiation and Far East sourcing
- Good sales growth with higher contribution growth, reduced stock and support costs

Future

- Significant range rationalisation across Europe planned for October catalogues
- Drive RS own brand in Europe
- Maintain strong focus on buy price reduction

Broad range of technologies





EBS implementation is done

European roll-out completed
- Austria, Italy and Germany in H2 2006/07
- Benelux, Ireland, Scandinavia and Spain in May 2007
- System performing well in all markets

China implemented in H2 2006/07

Beginning to realise the benefits of an integrated system
- Higher operating costs initially but lower in medium term
- Flexibility of technology-based customer discounts supporting sales growth
- Stock reductions due to improved visibility and planning



Lower cost infrastructure is being delivered

Good cost leverage across the Group
- Operating companies and Processes

Actions in the year have realised a further £3.2m of annualised cost reductions
- Headcount reductions in the UK and International businesses
- Print and paper rationalisation
- Sale of head office

Total annualised cost reduction now £7.6m

Further actions planned to achieve the annualised £10m target
- Complete by end FY08

Business portfolio and regional overview

2007	Revenue	Revenue Growth	% of Group revenue	Market contribution % of revenue
Europe	£288m	10%	32%	22%
North America	£157m	22%	18%	15%
Asia Pacific	£77m	17%	9%	11%
International	£522m	15%	59%	19%
UK	£356m	2%	41%	27%
Group	£878m	9%	100%	22%

Market contribution of International now greater than UK

Europe : Overview

10 Operating companies serving 13 countries

7 warehouses

12 locally priced catalogues and web sites

Content in 6 languages

Up to 160,000 products available locally and 230,000 extended range products

e-Commerce 32% of total sales



Europe : Performance

Revenue growth
- Full year : 10%
- Second half : 10%


Größere
aus den USA:

Solid growth maintained across Europe
- Success of joint supplier promotions
- Continued success of larger orders at good margins

EEM strategy implementation :
- EEM sales forces established in France and Germany
- Allied extended range to smaller European businesses

And implemented EBS across the region

North America : Overview

55 local branches

Single warehouse co-located with head office in Texas

Annual catalogue with strong supplier input

135,000 products available through the catalogue and 300,000 on line

e-Commerce 10% of total sales



North America : Performance



Revenue growth
- Full year : 22%
- Second half : 20%

Strong "growth on growth" delivery by proven sales strategy
- Further sales force expansion
- Improved customer service levels and stock turn
- Sales growth driven by leveraging key suppliers

New office now occupied

New warehouse in mid 2007/08
- Biggest ever move



Asia Pacific : Overview

9 operating companies in 4 sub-regions across 10 countries

6 warehouses

9 locally priced catalogues and web sites

Content in 3 local languages

60,000 locally stocked and up to 100,000 extended range products on offer

e-Commerce 29% of total sales


RS Operating Companies
Trade counter
Sales Office
Associate Company

For segmental reporting purposes Asia Pacific also includes two operating companies in Chile and South Africa

Asia Pacific : Performance

Revenue growth
- Full year : 17%
- Second half : 16%

Continued strong growth in all regions
- N Asia 19%, Japan 15%, S Asia 38%, Australasia 8%

China growth plans built on strong foundations:
- 50,000 stocked product range
- 100,000 extended range products
- 5th Chinese language catalogue

Japan good growth, e-Commerce 57% of sales

South Asia very strong sales growth
- Customer acquisition programmes
- New sales office in Thailand


RS
The Catalogue

UK : Overview

UK sites also perform Group hub role

Two warehouses

15 trade counters and six call and collects

Annual catalogue

150,000 products stocked locally and 85,000 extended range products on offer

e-Commerce 32% of total sales


RS Operating Company
Trade Counters



UK : Performance

Revenue change
- Full year : 2%
- Second half : 3%

Increased sales focus
- Growth of larger order repeat sales
- Continued large account wins
- Sales force realigned

First full year on the EBS platform
- Pursuing benefits, eg technology discounts
- Continuous improvement culture

MRO focus showing benefits
- MRO range rationalisation and increased own-brand use


OVERNIGHT
Continuous improvement
RS Components
UK Continuous improvement



Processes supporting sales growth

Product Management
- Range development (including focus on Far East sourcing)
- Global buying delivering cost price benefits across the Group

IS
- Consolidating operations of the businesses on the EBS platform

Supply Chain
- High service levels maintained
- Regional inventory planning working and beginning to deliver stock turn benefits

Media Publishing
- Annual catalogues supported by periodic specialogues
- Significant paper and production cost reductions

HR
- Culture change programme ongoing



e-Commerce growth remains strong

Revenue growth: 23%

e-Commerce revenue share: 28%

Enabling strategy implementation
- Low cost offer of extended range
- Rapid NPI and selling price changes
- Supplier 'brand shops'

Future plans
- Web as primary channel for customers
- Developing search and order facilitation
- 'Pull' and drive customers to the web
- Cost reduction through 'self help'


RS May electronics update



Summary

Strategy is being implemented and is delivering results
- Good progress on EEM and MRO strategies
- EBS implementation is done
- Lower cost infrastructure is being delivered

Market fundamentals are supporting 'catalogue' growth

Strong International growth across all regions

UK growing and re-energised

Confidence in the strategy



Agenda

Progress on strategy delivery	}	Ian Mason
Regional overview		
Financial performance	}	Simon Boddie
Current Trading		



Unless otherwise stated

- This has been prepared using International Financial Reporting Standards (IFRS)
- Changes in revenue are adjusted for exchange rates and the number of trading days
- Changes in profit, cash flow, debt and share related measures, such as earnings per share, are at reported exchange rates
- In order to make clear the costs of the EBS project and the underlying performance of the business, EBS costs have been disclosed separately. Therefore, unless stated explicitly, measures based on operating costs, contribution and process costs exclude EBS
- A net benefit of £0.8m was realised in the year for items excluded from headline profit. Key performance measures such as return on sales, EBITDA and ROCE use headline profit figures

Income Statement 1

(£m)	2007	2006	Change	(year on year)
Revenue	877.5	828.5	49.0	
Day adjusted growth	9.0%	5.0%	4.0%	points
Gross profit	443.5	426.4	17.1	
Gross Margin %	50.5%	51.5%	(1.0)%	point
Headline profit before tax	84.4	72.8	11.6	

Headline profit growth	15.9%

The 5 main movements in profit


£73m
£10m
£(1)m
£6m
£(1)m
£(3)m
£84m
2006
International
UK
EBS
Processes
Interest
2007

International

(£m)	2007	Change (year on year)
Revenue	521.3	46.4
Revenue growth	14.5%	2.7% points
Gross margin	48.7%	(1.6)% points
Costs as a % of revenue	(30.2)%	1.9% points
Contribution	96.3	10.0
Return on sales	18.5%	0.3% points

Contribution growth Europe £5m, North America £4m, Asia Pacific £1m, after the £1.9m adverse impact of the strengthening of sterling

UK

(£m)	2007	Change (year on year)
Revenue	356.2	2.6
Revenue growth	1.9%	4.9% points
Gross margin	53.3%	0.3% points
Costs as a % of revenue	(26.4)%	(0.8)% points
Contribution	95.9	(1.0)
Return on sales	26.9%	(0.5)% points

Group Gross Margin

- Underlying Group gross margin stabilising
- Gross margin impacted by strong North American growth
- £17m increase in gross profit in 2007 across all regions
- Different patterns by region



55.0%
50.0%
45.0%
40.0%
H1 FY02
H1 FY03
H1 FY04
H1 FY05
H1 FY06
H1 FY07

Gross Margin by geography

UK gross margin stable in 2007:

- Selling price realignment largely complete
- Product cost reductions being delivered

International gross margin decline in 2007:

- Stable North American gross margin
- Europe decline:
  - Selling price realignment
  - Larger order business
- Foreign exchange in Asia Pacific



Gross margin
57.0%
55.0%
53.0%
51.0%
49.0%
47.0%
45.0%
H1 FY04
H2 FY04
H1 FY05
H2 FY05
H1 FY06
H2 FY06
H1 FY07
H2 FY07
UK
International

International gross margin going forward

- In Europe the majority of selling price realignments now complete
- Product cost reductions coming through



EBS

Profit and loss account

(£m)	2007	Change
Depreciation	(10.7)	(3.9)
Project and local business costs	(8.3)	10.0
	(19.0)	6.1

Cash flow

(£m)	2007	Change
Profit and loss account	(19.0)	6.1
Depreciation	10.7	3.9
Stock	7.0	14.0
Capital expenditure	(14.7)	(2.0)
Cash flow impact	(16.0)	22.0

Total EBS costs in 2008 are estimated to be slightly lower than 2007

Post implementation systems development costs will be disclosed in Process costs

2008 will be the final year of separate EBS reporting



Groupwide Process Costs

(£m)	2007	2006	Change
Group process costs	82.9	81.9	(1.0)
One-off IS costs	-	(3.1)	(3.1)
Comparable process costs	82.9	78.8	(4.1)
Revenue	877.5	828.5	
% of revenue	9.4%	9.5%	

2006: One-off IS costs: groupwide technology upgrade, IS restructuring



Income Statement 2

(£m)	2007	2006
Headline profit before tax	84.4	72.8
Reorganisation income (costs)	0.8	(3.7)
RoHS	-	(4.0)
Profit before tax	85.2	65.1
Tax	(29.0)	(21.5)
Tax rate %	34.0%	33.0%
Profit for period	56.2	43.6
Earnings per share		
- Headline	12.8p	11.2p
- Basic	12.9p	10.0p
Dividend per share	18.4p	18.4p



Cash Flow 1

(£m)	2007	2006
Profit before tax	85.2	65.1
Depreciation	27.0	24.1
Employee share options	2.7	2.7
Finance expense (net)	5.9	3.4
Working capital	(16.9)	(14.2)
Cash generated from operations	103.9	81.1
% Profit before tax[1]	122%	125%
Interest	(5.8)	(3.3)
Tax	(22.0)	(25.8)
Net capital expenditure	(30.8)	(25.1)
Free cash flow	45.3	26.9

[1] reported profit before tax



Working Capital

(£m)	2007	2006	
Stock	(7.7)	(12.8)	EBS stock out, stock turn up from 2.5x to 2.7x
Debtors	(9.2)	(14.6)	Strong sales growth
Creditors	-	13.2	High prior year purchases and accruals
Movement in working capital	(16.9)	(14.2)	



Capital Expenditure

(£m)	2007	2006
EBS	14.7	12.7
US warehouse and office	14.4	3.6
Other	13.3	10.0
Gross capital expenditure	42.4	26.3
Sale of assets	(11.6)	(1.2)
Net capital expenditure	30.8	25.1
Net capex / depreciation	1.1x	1.0x

2007/08 outlook mid £20's millions



Cash Flow 2

(£m)	2007	2006
Free cash flow	45.3	26.9
Dividends paid	(80.0)	(80.0)
Proceeds from issue of share capital	0.3	-
Cash outflow	(34.4)	(53.1)
Exchange differences	16.4	(7.2)
Finance lease liabilities	2.6	(5.1)
Increase in net debt	(15.4)	(65.4)
Net debt	(136.2)	(120.8)



Financial Metrics

(£m)	2007	2006
Interest cover [1]	15.3x	22.4x
Net debt to EBITDA ratio [1],[2]	1.2x	1.2x
Dividend cover [1]	0.7x	0.6x
Return on capital employed [1]	20.5%	16.7%

[1] Based on headline results

[2] Net debt excludes pension deficit

Pensions Update

Defined benefit schemes in UK, Ireland and Germany

- All closed to new entrants
- All other schemes are defined contribution

Under IAS 19, combined gross deficit of £38.7m at 31 March 2007

- Of which UK is £31.9m
- UK gross deficit reduced by £3.1m

Summary

Strong International growth with contribution up 40% in 3 years

UK revenue up, gross margin stable and costs controlled

Continued cost leverage

EBS Europe roll outs complete

Group profit growth 16%

Current Trading

Since the year end the Group has successfully completed the EBS roll out across Europe

Group revenue has grown at around 6% with an improving performance during May. The International business has grown revenue at around 10% and the UK business has grown at around 2%

Safe Harbour Statement

This presentation contains certain statements, statistics and projections that are or may be forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding the future financial position, strategy, projected costs, plans and objectives for the management of future operations of Electrocomponents plc and its subsidiaries is not warranted or guaranteed. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Although Electrocomponents plc believes that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors, which may be beyond the control of Electrocomponents plc, which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. Other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, Electrocomponents plc has no intention or obligation to update forward-looking statements contained herein.

Electrocomponents plc

Delivering our strategy



ANNOUNCEMENT OF PRELIMINARY RESULTS

YEAR ENDED 31 MARCH 2007

30 May 2007



Appendix



Impact of foreign exchange: by Business

	Reported				
	2007	2006	2006 Foreign exchange impact	Growth reported	Growth Foreign exchange adjusted
	£m	£m	£m	%	%
International Contribution					
Continental Europe	64.5	59.9	(0.4)	7.7%	8.4%
North America	23.4	19.2	(1.1)	21.9%	29.3%
Asia Pacific	8.4	7.2	(0.4)	16.7%	23.5%
	96.3	86.3	(1.9)	11.6%	14.1%
UK Contribution	95.9	96.9	0.0	-1.0%	-1.0%
Group Contribution	192.2	183.2	(1.9)	4.9%	6.0%
Process/ EBS and Interest costs	(107.8)	(110.4)	1.1	2.4%	1.4%
Headline profit before tax	84.4	72.8	(0.8)	15.9%	17.2%

END